Comparative MS Study Examines Drug Activity, Tolerability of Betaferon(R) and Rebif(R)

Berlin, June 16, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced that today at the European Neurological Society annual meeting in Istanbul, data was presented that showed its (MS) treatment, Betaferon(R)/Betaseron(R), was associated with three times less injection pain than competitor Rebif(R). In addition, the data reported in the study shows twice as many skin reactions at the injection site with Rebif. Both medications are high-dose beta interferon regimens that require multiple injections per week. Nearly half of all MS patients worldwide use either drug.

"The findings show that Betaferon administration results in considerably less pain and discomfort than Rebif," said Ayad Abdulahad, MD, PhD, Vice President, Medical Director, CNS, of Berlex Laboratories, Inc., the U.S. affiliate of Schering AG, Germany. "We believe that if patients can better tolerate their MS treatment, they'll be more likely to maintain a high-dose, high-frequency regimen such as Betaferon and, therefore, derive the intended clinical benefit from therapy."

This Phase I trial was designed to examine the effects of Betaferon and Rebif on biological response markers (BRM's). These markers provide information on the activity of different beta interferon formulations. The results showed that Betaferon and Rebif induce similar levels of neopterin, a BRM.

Injection pain was self-assessed by participants, while skin reactions at the injection site were evaluated by blinded investigators. The results showed that with Rebif there was significantly more injection pain that increased over time and significantly more frequent injection site reactions. Betaferon and Rebif appear to have similar efficacy profiles based on data from their respective pivotal trials.

End

Among the key findings:
- The overall proportion of painful injections was three times greater with Rebif than Betaferon (43 percent versus 14 percent).
- The percentage of Rebif injections that caused injection site reactions was nearly twice that of Betaferon injections (53 percent versus 30 percent).
- The pain from Rebif injections was unpredictable: Roughly two-thirds(64 percent) of subjects who were pain-free after five minutes reported pain at 30 minutes. Conversely, Betaferon injections that were painless at five minutes never caused pain at 30 minutes.
- Thirty minutes after injection, Rebif's mean visual analogue scale (VAS) score was 11 (higher severity of pain), compared to 0.9 for Betaferon.
- Rebif caused more grade II injection site reactions (11 percent; e.g., inflammation, swelling, phlebitis) than Betaferon (one percent).

"This is the first objective, comparative study that shows Betaferon and Rebif exhibit similar activity," said Dr. Abdulahad. "By dispelling certain misconceptions about dose and offering new insights into the tolerability of these regimens, the findings can assist patients and physicians in making informed treatment decisions."

About the Study
This Phase I study was a rater blinded, randomized, parallel group of 64 healthy volunteers over a four-week period. During the study, 32 people received Betaferon 250 mcg every other day and 32 received Rebif 44 mcg three times a week. Participants twice examined each injection on the severity and type of pain, totaling 1,636 evaluations. Investigators assessed each injection for site reactions (a total of 434 blinded Betaferon injections and 384 blinded Rebif injections). BRM's were evaluated during the second, third and fourth weeks of treatment (in week one, participants were given baseline injections at half dose).

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de

Your contacts in the United States:

Media Relations: Jeanine O'Kane, T:+1-973-487 2095, jeanine_o'kane@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng